SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 29374; File No. 812-13807]

GE Asset Management Incorporated and GE Investment Distributors, Inc.; Notice of
Application and Temporary Order

July 30, 2010

Agency: Securities and Exchange Commission ("Commission").

Action: Temporary order and notice of application for a permanent order under section

9(c) of the Investment Company Act of 1940 ("Act").

Summary of Application: Applicants have received a temporary order exempting them

from section 9(a) of the Act, with respect to an injunction entered against General Electric

Company ("GE"), Ionics, Inc. ("Ionics"), and Amersham plc ("Amersham") on July 30,

2010, by the United States District Court for the District of Columbia ("Injunction"), until

the Commission takes final action on an application for a permanent order. Applicants

also have applied for a permanent order.

Applicants: GE Asset Management Incorporated ("GEAM") and GE Investment

Distributors, Inc. ("GEID", collectively with GEAM, the "Applicants").[1]

Filing Dates: The application was filed on July 27, 2010, and amended on July 30, 2010.

Hearing or Notification of Hearing: An order granting the application will be issued unless

the Commission orders a hearing. Interested persons may request a hearing by writing to

the Commission's Secretary and serving Applicants with a copy of the request, personally

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[1]   Applicants request that any relief granted pursuant to the application also apply to any other company of
which GE, Ionics, or Amersham is or may become an affiliated person (together with the Applicants, the
"Covered Persons").

or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on

August 24, 2010, and should be accompanied by proof of service on Applicants, in the

form of an affidavit, or for lawyers, a certificate of service. Hearing requests should state

the nature of the writer's interest, the reason for the request, and the issues contested.

Persons who wish to be notified of a hearing may request notification by writing to the

Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE,

Washington, DC 20549-1090; Applicants: 3001 Summer Street, Stamford, CT 06904-

7900.

For Further Information Contact: Courtney S. Thornton, Senior Counsel, at (202) 551-

6812, or Mary Kay Frech, Branch Chief, at (202) 551-6821, (Division of Investment

Management, Office of Investment Company Regulation).

Supplementary Information: The following is a temporary order and a summary of the

application. The complete application may be obtained via the Commission's Website by

searching for the file number, or an applicant using the Company name box, at

http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.	GE is a large diversified technology, media, and financial services

company. GEAM, a Delaware corporation, is a direct, wholly-owned subsidiary of GE.

GEAM is registered as an investment adviser under the Investment Advisers Act of 1940

and serves as investment adviser to a number of registered investment companies

("Funds"), including employees' securities companies ("ESCs").[2] GEID is, through

GEAM, an indirect, wholly-owned subsidiary of GE. GEID is registered as a broker-

dealer under the Securities Exchange Act of 1934 and is a member of the Financial

Industry Regulatory Authority, Inc. GEID serves as principal underwriter to a number of

Funds.

     2.   On July 30, 2010, the United States District Court for the District of

Columbia entered a final judgment, which included the Injunction, against GE, Ionics, and

Amersham ("Judgment") in a matter brought by the Commission.[3] The Commission

alleged in the complaint ("Complaint") that, from 2000 to 2003, four current subsidiaries

of GE, including Ionics and Amersham, which were both acquired by GE after the conduct

at issue in the Complaint, authorized and made payments in the form of cash, medical

equipment, and services to Iraqi government ministries through agents on sales of products

to Iraq under the United Nations Oil for Food Program. Without admitting or denying the

allegations in the Complaint, except as to jurisdiction, GE, Ionics, and Amersham

consented to the entry of the Judgment that included, among other things, the entry of the

Injunction. In addition, the Judgment ordered GE, on behalf of itself, Ionics, and

Amersham, to pay disgorgement in the amount of approximately $18.4 million, plus

prejudgment interest of approximately $4 million, and a civil penalty of $1 million.

Applicants' Legal Analysis:

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[2] The ESCs, as defined in section 2(a)(13) of the Act, are open-end management investment companies registered under the Act and provide investment opportunities for certain employees, officers, and directors of GEAM and its affiliates, and other eligible participants.

[3] Securities and Exchange Commission v. General Electric Company, Final Judgment as to General Electric Company, 1:10-cv-1258 (RWR) (D.D.C. July 30, 2010).

1.   Section 9(a)(2) of the Act, in relevant part, prohibits a person who has been enjoined from, among other things, engaging in or continuing any conduct or practice in connection with the purchase or sale of a security, or in connection with activities as an underwriter, broker or dealer, from acting, among other things, as an investment adviser or depositor of any registered investment company or a principal underwriter for any registered open-end investment company, registered unit investment trust or registered face-amount certificate company. Section 9(a)(3) of the Act makes the prohibition in section 9(a)(2) applicable to a company, any affiliated person of which has been disqualified under the provisions of section 9(a)(2). Section 2(a)(3) of the Act defines "affiliated person" to include, among others, any person directly or indirectly controlling, controlled by, or under common control with, the other person. Applicants state that each of GE, Ionics, and Amersham is an affiliated person of each of the Applicants within the meaning of section 2(a)(3) of the Act. Applicants state that the entry of the Injunction results in Applicants being subject to the disqualification provisions of section 9(a) of the Act.

2.   Section 9(c) of the Act provides that the Commission shall grant an application for exemption from the disqualification provisions of section 9(a) if it is established that these provisions, as applied to the applicants, are unduly or disproportionately severe or that the applicants' conduct has been such as not to make it against the public interest or the protection of investors to grant the exemption. Applicants have filed an application pursuant to section 9(c) seeking a temporary and permanent order exempting them and other Covered Persons from the disqualification provisions of section 9(a) of the Act.

3. Applicants believe they meet the standard for exemption specified in section 9(c). Applicants state that the prohibitions of section 9(a) as applied to them would be unduly and disproportionately severe and that the conduct of the Applicants has been such as not to make it against the public interest or the protection of investors to grant the exemption from section 9(a).

4. Applicants state that the alleged conduct giving rise to the Injunction did not involve either of the Applicants acting in the capacity of investment adviser, subadviser or depositor for any Fund or as principal underwriter for any Fund, and no such Funds bought or held any securities issued by the Covered Persons during the period of misconduct alleged in the Complaint, other than with respect to index Funds and certain international Funds holding securities issued by Amersham prior to its acquisition by GE. Applicants also state that none of the current or former directors, officers, or employees of the Applicants had any responsibility for, or involvement in, the violative conduct alleged in the Complaint. Applicants further state that the personnel at GE, Ionics, or Amersham who had any responsibility for, or involvement in, the violations alleged in the Complaint have had no, and will not have any future, involvement in providing investment advisory, subadvisory, or underwriting services to the Funds.

5. Applicants state that their inability to continue to provide investment advisory, subadvisory and underwriting services to the Funds would result in potential hardship for the Funds and their shareholders. Applicants state that they will, as soon as reasonably practical, distribute written materials, including an offer to meet in person to discuss the materials, to the boards of directors of the Funds ("Boards") for which the Applicants serve as investment adviser, investment subadviser or principal underwriter,

including the directors who are not "interested persons," as defined in section 2(a)(19) of

the Act, of such Funds, and their independent legal counsel as defined in rule 0-1(a)(6)

under the Act, relating to the circumstances that led to the Injunction, any impact on the

Funds, and the application. Applicants state they will provide the Boards with all

information concerning the Judgment and the application that is necessary for the Funds to

fulfill their disclosure and other obligations under the federal securities laws.

6. Applicants also state that, if they were barred from providing services to the

Funds, the effect on their businesses and employees would be severe. Applicants state that

they have committed substantial resources to establishing expertise in providing advisory

and distribution services to Funds. Applicants further state that prohibiting them from

providing such services would not only adversely affect their businesses, but would also

adversely affect about 500 employees who are involved in those activities.

7. In 2009, GEAM and GEID received an exemption under section 9(c) as a

result of conduct by GE that triggered section 9(a), as described in greater detail in the

application. A predecessor of one of the Applicants previously received an exemption

under section 9(c) as the result of conduct that triggered section 9(a), as described in

greater detail in the application.

Applicants' Condition:

Applicants agree that any order granting the requested relief will be subject to the

following condition:

Any temporary exemption granted pursuant to the application shall be

without prejudice to, and shall not limit the Commission's rights in any manner

with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including, without limitation, the consideration by the Commission of a permanent exemption from section 9(a) of the Act requested pursuant to the application or the revocation or removal of any temporary exemptions granted under the Act in connection with the application.

Temporary Order:

The Commission has considered the matter and finds that Applicants have made the necessary showing to justify granting a temporary exemption.

Accordingly,

IT IS HEREBY ORDERED, pursuant to section 9(c) of the Act, that GEAM and GEID and any other Covered Persons are granted a temporary exemption from the provisions of section 9(a), solely with respect to the Injunction, subject to the condition in the application, from July 30, 2010, until the Commission takes final action on their application for a permanent order.

By the Commission.

Elizabeth M. Murphy
Secretary